Exhibit 99.1

GoldMining Appoints Martin Dumont as VP, Corporate Development and Investor Relations

Vancouver, British Columbia – January 22, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Martin Dumont as Vice President, Corporate Development & Investor Relations.

Alastair Still, President & Chief Executive Officer of GoldMining commented: “We are pleased to welcome Martin to the GoldMining team. His mining industry experience across corporate development, capital markets, and investor relations within the gold sector will play a key role as we continue to advance our portfolio and pursue value-accretive opportunities. Martin’s perspective and track record strengthen our ability to communicate our strategy and execute on initiatives that support long-term shareholder value.”

Martin Dumont commented: “I am excited to join GoldMining at a pivotal stage in the Company’s growth. GoldMining has assembled a unique portfolio of high-quality gold and gold-copper assets across the Americas, offering multiple pathways to value creation. I look forward to working closely with the management team to advance strategic initiatives, strengthen investor engagement, and help unlock the full value of the Company’s assets for shareholders.”

Mr. Dumont is an experienced finance professional in the metals and mining sector with a background in corporate development, equity research, investor relations, and operations finance. Prior to joining GoldMining, Mr. Dumont held a senior role in corporate development at Sandstorm Gold Royalties, where he focused on streaming and royalty transactions as well as corporate M&A. Prior to joining Sandstorm, Mr. Dumont was an equity research associate at BMO Capital Markets covering senior gold, copper, and royalty companies, and held progressively senior positions in investor relations and operations finance at IAMGOLD Corporation.

Mr. Dumont earned a Bachelor of Business Administration from the University of Guelph and is a Chartered Professional Accountant (CPA, CA).

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, President and CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2024, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.